File No. 82-763

Date	19 December 2003
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	


03045354

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com


SCA

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"SCA acquires remainder of shares outstanding in Scaninge"**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Carin Posse

Peter Nyquist / Carin Posse

dlw 1/5

Encl.

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com


SCA

SCA acquires remainder of shares outstanding in Scaninge

SCA has exercised the right to acquire 41% of the share capital (50% of the voting rights) in Scaninge from Graninge AB. In accordance with the terms of the current purchase option, the exercise price for the entire block of shares is SEK 4.9 M. Scaninge owns 390,000 hectares of productive forestland and exercise of the purchase option means that SCA secures full and long-term strategic control of the timber flow in the forestlands.

Computed and on an annual basis, the transaction results in the Group's operating profit increasing by SEK 160 M, earnings after net financial items rising by SEK 50 M and net earnings by SEK 35 M. In addition, consolidation of Scaninge will increase SCA's net debt by SEK 2.200 M. The acquisition results in negative goodwill of SEK 400 M, which SCA will charge to earnings during the fourth quarter of 2003. This negative goodwill is fully attributable to the forestland that was contributed by Graninge AB when Scaninge was formed.

As part of the preparation of the year-end financial statements, SCA has also decided to write down the shareholding in the French packaging company Otor by SEK 50 M, as well as an expected capital loss on a land holding in Taiwan of SEK 80 M.

Stockholm, 19 December 2003
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information, please contact:
Jan Åström, President and CEO. Phone +46 70 586 07 01.
Peter Nyquist, Senior Vice President Communications and Investor Relations.
Phone +46 70 575 29 06.

SCA produces and sells absorbent hygiene products, packaging solutions and publication papers. Based on customer needs, value-added products are produced for consumers, institutions, industry and the retail trade. Net sales amount to more than SEK 68 billion annually. At the beginning of 2003, the number of employees was approximately 44,000, in some 40 countries. The SCA share is traded on the stock exchanges in Stockholm and London, and can also be traded in the US in the form of ADRs (American Depositary Receipts, level 1).